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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 11)
                (FINAL AND TERMINATING AMENDMENT)

                     ______________________

                 Laurentian Capital Corporation
                        (Name of Issuer)
                     ______________________

             Common Stock, par value $.05 per share
                 (Title of Class of Securities)
                      _____________________

                            519256101
                         (CUSIP Number)
                      _____________________

                         Robert W. Haig
          Vice President, General Counsel and Secretary
          The Imperial Life Assurance Company of Canada
                    95 St. Clair Avenue West
                 Toronto, Ontario M4V 1N7 Canada
                       Tel. (416) 926-2951
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           Copies to:

                     E. B. Peebles III, Esq.
                   Armbrecht, Jackson, DeMouy,
                     Crowe, Holmes & Reeves
                       1300 AmSouth Center
                      Mobile, Alabama 36602
                       Tel. (205) 432-6751
                    ________________________

                         January 1, 1994
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d- 1(b)(3) or (4), check the following box:  [  ].

     Check the following box if a fee is being paid with this statement: [ ].
                      Exhibit Index page 14

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CUSIP No. 519256101
______________________________________________________________
( 1) Names of Reporting Persons; S.S. or I.R.S. Identification
       Nos. of Above Persons

            The Imperial Life Assurance Company of Canada; I.R.S. Identification No. 98-000675
______________________________________________________________
( 2) Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)
       (b)
______________________________________________________________
( 3) SEC Use Only
______________________________________________________________
( 4) Source of Funds (See Instructions)        Not applicable
______________________________________________________________
( 5) Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)
______________________________________________________________
( 6) Citizenship or Place of Organization            Canada
______________________________________________________________
Number of        (7)  Sole Voting Power              5,432,109
Shares Bene-     _____________________________________________
ficially         (8)  Shared Voting Power                    0
Owned by         _____________________________________________
Each Report-     (9)  Sole Dispositive Power         5,432,109
ing Person  __________________________________________________
With             (10) Shared Dispositive Power               0
______________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each
       Reporting Person                              5,432,109
______________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
______________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)  72.0%
______________________________________________________________
(14) Type of Reporting Person (See Instructions)            IC
______________________________________________________________
















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CUSIP No. 519256101
______________________________________________________________
( 1) Names of Reporting Persons; S.S. or I.R.S. Identification
       Nos. of Above Persons


       Laurentian Financial, Inc.
______________________________________________________________
( 2) Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)
       (b)
______________________________________________________________
( 3) SEC Use Only
______________________________________________________________
( 4) Source of Funds (See Instructions)         Not applicable
______________________________________________________________
( 5) Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)
______________________________________________________________
( 6) Citizenship or Place of Organization       Province of
                                                Quebec, Canada
______________________________________________________________
Number of        (7)  Sole Voting Power                744,984
Shares Bene-     _____________________________________________
ficially         (8)  Shared Voting Power                    0
Owned by         _____________________________________________
Each Report-     (9)  Sole Dispositive Power           744,984
ing Person  __________________________________________________
With             (10) Shared Dispositive Power               0
______________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each
       Reporting Person                              6,177,093
______________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
______________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)  81.8%
______________________________________________________________
(14) Type of Reporting Person (See Instructions)            HC
______________________________________________________________















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CUSIP No. 519256101
______________________________________________________________
( 1) Names of Reporting Persons; S.S. or I.R.S. Identification
       Nos. of Above Persons

            The Laurentian Group Corporation
______________________________________________________________
( 2) Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)
       (b)
______________________________________________________________
( 3) SEC Use Only
______________________________________________________________
( 4) Source of Funds (See Instructions)         Not applicable
______________________________________________________________
( 5) Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)
______________________________________________________________
( 6) Citizenship or Place of Organization       Province of
                                                Quebec, Canada
______________________________________________________________
Number of        (7)  Sole Voting Power                      0
Shares Bene-     _____________________________________________
ficially         (8)  Shared Voting Power                    0
Owned by         _____________________________________________
Each Report-     (9)  Sole Dispositive Power                 0
ing Person  __________________________________________________
With             (10) Shared Dispositive Power               0
______________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each
       Reporting Person                                      0
______________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
______________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)     0%
______________________________________________________________
(14) Type of Reporting Person (See Instructions)            HC
______________________________________________________________
















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CUSIP No. 519256101
______________________________________________________________
( 1) Names of Reporting Persons; S.S. or I.R.S. Identification
       Nos. of Above Persons

            The Laurentian Life and Health Corporation
______________________________________________________________
( 2) Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)
       (b)
______________________________________________________________
( 3) SEC Use Only
______________________________________________________________
( 4) Source of Funds (See Instructions)         Not applicable
______________________________________________________________
( 5) Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)
______________________________________________________________
( 6) Citizenship or Place of Organization       Province of
                                                Quebec, Canada
______________________________________________________________
Number of        (7)  Sole Voting Power                      0
Shares Bene-     _____________________________________________
ficially         (8)  Shared Voting Power                    0
Owned by         _____________________________________________
Each Report-     (9)  Sole Dispositive Power                 0
ing Person  __________________________________________________
With             (10) Shared Dispositive Power               0
______________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each
       Reporting Person                                      0
______________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
______________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)     0%
______________________________________________________________
(14) Type of Reporting Person (See Instructions)        IC; HC
______________________________________________________________
















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CUSIP No. 519256101
______________________________________________________________
( 1) Names of Reporting Persons; S.S. or I.R.S. Identification
       Nos. of Above Persons

            The Laurentian Mutual Management Corporation
______________________________________________________________
( 2) Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)
       (b)
______________________________________________________________
( 3) SEC Use Only
______________________________________________________________
( 4) Source of Funds (See Instructions)         Not applicable
______________________________________________________________
( 5) Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)
______________________________________________________________
( 6) Citizenship or Place of Organization       Province of
                                                Quebec, Canada
______________________________________________________________
Number of        (7)  Sole Voting Power                      0
Shares Bene-     _____________________________________________
ficially         (8)  Shared Voting Power                    0
Owned by         _____________________________________________
Each Report-     (9)  Sole Dispositive Power                 0
ing Person       _____________________________________________
With             (10) Shared Dispositive Power               0
______________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each
       Reporting Person                                      0
______________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
______________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)     0%
______________________________________________________________
(14) Type of Reporting Person (See Instructions)            HC
______________________________________________________________
















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       NOTE:     Pursuant to Rule 13D-2(c) and Rule 101 (a)(2)(ii) of
Regulation S-T, the information set forth in this Final and Terminating Amendment No. 11 amends and restates the information set forth in the Schedule 13D to which this Amendment relates and Amendments Nos. 1 through 10 thereto.


       Item 1.   Security and Issuer.

       This statement relates to shares of Common Stock, par value $.05 per share ("Laurentian Capital Stock"), of Laurentian Capital Corporation ("Laurentian Capital" or the "Company"). The address of the Company's principal executive offices is 640 Lee Road, Wayne, Pennsylvania 19087.


       Item 2.   Identity and Background.

       This statement is filed on behalf of The Laurentian Mutual Management Corporation ("Laurentian Management"), a Quebec mutual management corporation, The Laurentian Life and Health Corporation ("Laurentian Life"), a Quebec capital stock insurance company, The Laurentian Group Corporation ("Laurentian Group") and Laurentian Financial, Inc. ("Laurentian Financial"), each corporations incorporated under the laws of the Province of Qubec, Canada, and The Imperial Life Assurance Company of Canada, an insurance corporation organized under the laws of Canada ("Imperial") (collectively, the foregoing are referred to herein as the "Reporting Persons").

       Laurentian Management and Laurentian Life came into existence as a result of the conversion of The Laurentian Mutual Insurance ("Laurentian Mutual"), a former corporation organized under the laws under the Province of Quebec which held 92.5% of the voting stock of Laurentian Group, into Laurentian Life and Laurentian Management.
The principal business of Laurentian Mutual was comprised of the sale, directly and through controlled companies, of life, accident and health insurance, both individual and group. Laurentian Management owns 100% of the common shares of Laurentian Life, and the rights of the former mutual members of Laurentian Mutual are now exercised through Laurentian Management. The principal business of Laurentian Life is that previously carried on by Laurentian Mutual. By virtue of its controlling interest in Laurentian Life, Laurentian Management could also previously have been deemed to be in control of Laurentian Group, Laurentian Financial, Imperial and Laurentian Capital.

       As described in Item 6 below, Laurentian Group shareholders have exchanged Laurentian Group shares for shares of La Societe Financiere Desjardin Laurentienne inc. ("SFDL"). As described in
Item 5 below, Laurentian Life and Laurentian Management no longer beneficially own Laurentian Capital Stock, and will accordingly make no further filings with respect to the Schedule 13D to which this Amendment relates. Future reports by the other Reporting Persons (the "Continuing Reporting Persons") with respect to beneficial

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ownership of Laurentian Capital Stock will be made jointly with SFDL and certain of its affiliates which now also beneficially own the Laurentian Capital Stock to which this Amendment relates, so that no further reports will be made by amendment to the Schedule 13D to which this Amendment relates.

       Laurentian Group is a holding corporation all of the outstanding voting stock of which was acquired by SFDL in the transaction described in Item 6 below. Laurentian Group, through its subsidiaries, is active in life and casualty insurance, banking and funds management in Canada, the United Kingdom and the United States.
 Laurentian Financial is a holding company and a wholly-owned subsidiary of Laurentian Group. All life insurance and fund management activities carried out by the subsidiaries of Laurentian Group are conducted through Laurentian Financial. The principal executive offices of Laurentian Life, Laurentian Management, Laurentian Group and Laurentian Financial are located at 500 Grande-Allee East, Quebec City, Quebec, G1R 5M4, Canada and their principal offices are located in the Laurentian Building, 1100 Rene-Levesque Blvd. West, Montreal, Quebec, H3B 4N4.

       Imperial is a wholly-owned subsidiary of Laurentian Financial engaged principally in the business of providing a full range of individual and group life, accident, health and disability insurance, as well as annuities certain and lifetime annuities and a variety of savings plans. Through its subsidiaries, Imperial is also engaged in the businesses of medical examination services, investment counseling and portfolio management, and real estate investments. Imperial's principal executive office is located at 95 St. Clair Avenue West, Toronto, Ontario M4V 1N7, Canada.

       The name, residence or business address, citizenship and present principal occupation or employment of each of the directors and executive officers of each of the Continuing Reporting Persons and the name, principal business and address of the organization in which such occupation or employment is conducted are set forth in Exhibit A attached hereto.

       During the five years immediately prior to the date hereof, none of the Reporting persons nor, to the best of their knowledge, any of the persons whose names are set forth in Exhibit A (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Item 3.   Source and amount of Funds or Other Consideration.

       To the best of knowledge of the Continuing Reporting Persons, Imperial (or its predecessors in interest) has directly or indirectly



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expended approximately $88.55 million (Cdn.) in acquiring the
5,432,109 shares of Laurentian Capital Stock owned by it, and Laurentian Financial (or its predecessors in interest) has directly or indirectly expended approximately $10.271 million (Cdn.) in acquiring the 744,984 shares of Laurentian Capital Stock owned by it.
 Except as otherwise described in the Schedule 13D and amendments thereto to which this statement relates, such funds were obtained from internal funds and were not borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such stock.


       Item 4.   Purpose of Transaction.

       Imperial and Laurentian Fund acquired the Laurentian Capital Stock for investment purposes. While the Continuing Reporting Persons reserve the right to take or recommend such actions as they may consider desirable in light of their ongoing review of the businesses and operations of their subsidiaries and future developments, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the following:
(a) the acquisition of additional securities or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on
the board of directors;    (e) any material change in the present
board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


       Item 5.   Interest in Securities of the Issuer.

       (a) and (b)    Imperial has sole voting and dispositive power
over 5,432,109 shares of Laurentian Capital Stock, which represents approximately 72% of the outstanding shares of Laurentian Capital Stock. Laurentian Financial has sole voting and dispositive power over an additional 744,984 shares of Laurentian Capital Stock which represent approximately 9.8% of the outstanding shares of Laurentian Capital Stock. By virtue of its ownership of 100% of the Common


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Stock of Imperial, Laurentian Financial may also be deemed the beneficial owner of the shares of Laurentian Capital Stock held by Imperial for an aggregate beneficial ownership of 6,177,093 shares of Laurentian Capital Stock representing approximately 81.8% of the outstanding shares of Laurentian Capital Stock. Laurentian Group, by virtue of its controlling equity interest in Laurentian Financial, may also be deemed beneficial owner of the shares of Laurentian Capital Stock owned by Laurentian Financial and Imperial.

       (c) No Reporting Person has effected any transactions in shares of Laurentian Capital Stock in the 60 day period ended as of the date hereof.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Laurentian Capital Corporation reported in this Item 5.

       (e) By virtue of the transactions described in Item 6 below, shares of Laurentian Capital Stock previously beneficially owned by Laurentian Group are now beneficially owned by SFDL. As of January 1, 1994, neither Laurentian Life nor Laurentian Management has any beneficial ownership interest in Laurentian Capital Stock.


       Item 6.   Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer.

       La Societe Financiere Desjardin Laurentienne inc. ("SFDL") issued a Press Release on December 23, 1993 (the "Press Release"), a copy of which is attached hereto as Exhibit B and incorporated by reference herein, announcing that SFDL's public exchange offer had been completed and that closing of the transactions described therein would occur on January 1, 1994. The Reporting Persons are advised that, as a result of the transactions described in the Press Release, Laurentian Group became a wholly-owned subsidiary of SFDL on such date.

       Except as otherwise reported herein, none of the Reporting Persons has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.









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       Item 7.   Material to be Filed as Exhibits.

       Exhibit A      Officers and Directors of Laurentian Group,
                      Laurentian Fund and Imperial

       Exhibit B      Press Release by La Societ Financiere
                      Desjardin Laurentienne inc.

       Exhibit C      Power of Attorney














































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                             SIGNATURES

       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment No. 11 is true, complete and correct.


                                THE IMPERIAL LIFE ASSURANCE COMPANY
                                OF CANADA

                                [By LAURENTIAN CAPITAL CORPORATION,
                                as Attorney-in-Fact]



                                By:  /s/ Bernhard M. Koch
                                       Bernhard M. Koch

Date: January 10, 1994          Title:  Vice President and Secretary


                                LAURENTIAN FINANCIAL, INC.

                                [By LAURENTIAN CAPITAL CORPORATION,
                                as Attorney-in-Fact]



                                By:  /s/ Bernhard M. Koch
                                       Bernhard M. Koch

Date: January 10, 1994          Title:  Vice President and Secretary


                                THE LAURENTIAN GROUP CORPORATION

                                [By LAURENTIAN CAPITAL CORPORATION,
                                as Attorney-in-Fact]



                                By:  /s/ Bernhard M. Koch
                                       Bernhard M. Koch

Date: January 10, 1994          Title:  Vice President and Secretary










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                                THE LAURENTIAN LIFE AND HEALTH
                                CORPORATION

                                [By LAURENTIAN CAPITAL CORPORATION,
                                as Attorney-in-Fact]



                                By:  /s/ Bernhard M. Koch
                                       Bernhard M. Koch

Date: January 10, 1994          Title:  Vice President and Secretary


                                THE LAURENTIAN MUTUAL MANAGEMENT
                                      CORPORATION


                                [By LAURENTIAN CAPITAL CORPORATION,
                                as Attorney-in-Fact]



                                By:  /s/ Bernhard M. Koch
                                       Bernhard M. Koch

Date: January 10, 1994          Title:  Vice President and Secretary





























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                           Exhibit Index

                      Exhibit             Sequential Page Number
Exhibit A        Officers and Directors of          15
                 Laurentian Group, Laurentian Fund
                 and Imperial

Exhibit B        Press Release by La Societe
                 Financiere Desjardin Laurentienne
                 inc.

Exhibit C        Power of Attorney








































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